Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CBRE Group, Inc.:

We consent to the use of our report dated March 1, 2011, with respect to the consolidated balance sheets of CBRE Group, Inc., formerly CB Richard Ellis Group, Inc., and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, equity, and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California

December 29, 2011